UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, November 6, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)
Issuing Companies deputy management
25 de Mayo 175
Buenos Aires City
Attn.: Management of Issuing Companies
Present

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
Buenos Aires City
Present

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
Buenos Aires City
Present

Ref.: Relevant Event

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the "Company"), in order to inform you that: (i) within the framework of the treasury share repurchase plan approved by the Company on August 24, 2023, and (ii) pursuant to the provisions of Article 67 of the Capital Markets Law No. 26,831, the cancellation by operation of law of 2,299,993 common shares, each carrying one vote per share, has taken place.

Such cancellation is due to the fact that, upon the lapse of three (3) years from their acquisition (made between September 8, 2023 and October 11, 2023), the aforementioned treasury shares remained in the Company's portfolio without having been disposed of, and without any shareholders' meeting resolution having been adopted regarding their destination, as required by applicable regulations.

Accordingly, the Company's share capital is reduced by operation of law by an amount equal to the par value of the cancelled shares, bringing the new share capital to ARS 1,511,470,229, represented by 1,511,470,229 common shares entitled to one (1) vote per share, with a par value of ARS 1 each.

In light of the foregoing, the Company's Board of Directors has resolved to proceed with the registration of the share capital reduction with the Public Registry.

Yours sincerely,

Leonardo Marinaro

Responsable Titular de Relaciones con el Mercado

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina

Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 6, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact